

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 9, 2022

Norma Chu
Chief Executive Officer
DDC Enterprise Ltd
Room 3-6, 4/F, Hollywood Center
233 Hollywood Road
Sheung Wan, Hong Kong

      Re: DDC Enterprise Ltd
          Draft Registration Statement on Form F-1
          Response dated November 14, 2022
          CIK No. 0001808110

Dear Norma Chu:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form F-1 Response dated November 14, 2022

Cover Page

1.   Please disclose throughout your filing whether certain of your current operations are conducted through contractual arrangements with one or more variable interest entities (VIEs). In that regard, we note the following disclosures "[a]s a holding company with no material operations of its own, we conduct our operations primarily through our PRC subsidiaries and our [VIE] and the VIE's subsidiaries" on page 97 and "[t]he VIE arrangements with Mengwei Stores" on page F-17. These disclosures appear inconsistent with your other disclosures, including "our operations are currently conducted through our operating entities established in Hong Kong and mainland China" on page 13. Please tell

us whether your continued cooperation with Shanghai Weishi Information Technology Co., Ltd. constitutes a VIE. Clearly and consistently revise your filing throughout. For additional guidance, please see the Division's Sample Letter to China-Based Companies, published in December 2021.

2. We note your disclosure that you are not a Chinese operating company but a Cayman Islands holding company with operations conducted by your subsidiaries in China and Hong Kong. Provide a cross-reference to your detailed discussion of risks facing the company and the offering as a result of this structure.

3. Clearly disclose on the cover page how you will refer to the holding company and its subsidiaries when providing the disclosure throughout the document so that it is clear to investors which entity the disclosure is referencing and which subsidiaries, entities or VIEs are conducting the business operations.

4. Provide a description of how cash is transferred through your organization. State whether any transfers, dividends, or distributions have been made to date between the holding company, its subsidiaries, and any consolidated VIEs, or to investors, and quantify the amounts where applicable. Provide cross-references to the condensed consolidating schedule and the consolidated financial statements.

Prospectus Summary, page 1

5. Please ensure that the information you provide in your filing is balanced. For example, we note your audit report contains an explanatory paragraph that your recurring losses and accumulated deficit raise substantial doubt about your ability to continue as a going concern. To the extent you discuss, for example, expectations of revenue growth or performance of your acquisitions, review each one and revise as necessary to provide balanced information including the need for substantial funding and capital. Revise your filing throughout.

6. Please clearly disclose throughout the filing your segments and which products and services you currently offer as compared to your discontinued products. In that regard, we note by way of example only the following disclosures "[a]s of the date of this prospectus, we have closed down all experience stores" on page 112 and "[s]ales from DayDayCook own-branded RTH and RTC product segments . . ." on page 86. These disclosures appear inconsistent with your other disclosures "[w]e are also engaged in the provision of advertising services and the operation of experience stores to offer cooking classes" on page 104 and that you have "two operating segments: merchandise sales and fresh agriculture produce" on page 91. Please revise to disclose if your experience stores are temporarily or permanently closed. Clearly define your segments and refrain from referring to a product as a segment if not accurate. Include a description of your plant-based meal products and explain which segment your plant-based meal product falls under. Clearly and consistently revise your filing throughout. Refer to Item 4.B.1. of Form 20-F.

Corporate History and Structure, page 10

7.   We note your corporate structure diagram on pages 10 and 81 and definition conventions on page ii. Please tell us how your subsidiaries in Hong Kong are offshore or non-PRC entities when PRC is defined to include Hong Kong or revise.

Government Regulations and Approvals for this Offering, page 11

8.   We note your disclosure that you applied for cybersecurity review from the Cyberspace Administration of China. State affirmatively whether you have received permission or approval, whether it has been denied or whether it is currently pending. Revise your filing throughout. Please specifically disclose on page 12 each permission or approval that you, your subsidiaries, or any consolidated VIEs are required to obtain from Chinese authorities to operate your business.

Transfer of Cash Through our Organization, page 13

9.   We note your disclosure regarding the transfer of cash through your organization and your cross references to the relevant risk factors. In this section, disclose your intentions to distribute earnings or settle amounts owed under the prior and any current VIE agreements. While we note your disclosure that no significant cash transfers and transfers of other assets occurred among you and your subsidiaries, quantify the cash flows and transfers of other assets by type that have occurred among your subsidiaries, and between the holding company, its subsidiaries, and any consolidated VIEs, and direction of transfer. Quantify any dividends or distributions that any consolidated VIE has made to the holding company and which entity made such transfer, and their tax consequences. Your disclosure should make clear if no transfers, dividends, or distributions have been made to date. Describe any restrictions on foreign exchange. Describe any restrictions and limitations on your ability to distribute earnings from the company, including your subsidiaries and/or any consolidated VIEs, to the parent company and U.S. investors as well as the ability to settle amounts owed under the prior VIE agreements, including by way of example only the foreign debt registrations and permissible use of capital described on page 46. Please tell us how the references to after-tax profits in the Prospectus Summary and net income on page 59 as measurements for the statutory reserve funds are consistent. Please revise to provide clear and consistent disclosure throughout your filing.

Risk Factor Summary, page 14

10.   We note your disclosure on page 62 that your legal rights to lease certain properties could be challenged. If material, consider revising your summary risk factors to include this risk and also consider including the description in Regulations.

Risks Relating to Doing Business in China and Hong Kong, page 17

11.   Please acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

12.   Disclose explicitly that your auditor is subject to the determinations announced by the PCAOB on December 16, 2021.

Risk Factors, page 33

13.   Please file your written agreements with your distribution partners, suppliers and customers discussed on pages 33, 44, 61, 115 and F-33 as exhibits to your registration statement. In the alternative, please explain why you are not required to do so.

We depend on a stable and adequate supply of raw materials..., page 38

14.   We note you identify inflation among the factors that may materially affect your results. If recent inflationary pressures have materially impacted your operations, please include appropriate risk factor disclosure and revise throughout the filing. Identify the types of inflationary pressures you are facing, describe how your business has been affected and the resulting impact on your financial condition and results of operation, and identify the actions planned or taken, if any, to mitigate inflationary pressure. Finally, please disclose whether and how your business segments, products, lines of service, projects, or operations are materially impacted by supply chain disruptions, especially in light of Russia's invasion of Ukraine. For example, discuss whether you have or expect to:
* suspend the production, purchase, sale or maintenance of certain items;
* experience higher costs due to constrained capacity or increased commodity prices or challenges sourcing materials;
* experience surges or declines in consumer demand for which you are unable to adequately adjust your supply;
* be unable to supply products at competitive prices or at all due to export restrictions, sanctions, or the ongoing invasion; or
* be exposed to supply chain risk in light of Russia's invasion of Ukraine and/or related geopolitical tension or have sought to "de-globalize" your supply chain.
Explain whether and how you have undertaken efforts to mitigate the impact and where possible quantify the impact to your business.

15.   Please identify the raw materials used in your products.

PRC regulation of loans to and direct investment in PRC entities by offshore holding companies..., page 46

16.   Please define "FIE."

Use of Proceeds, page 73

17.   We note your disclosure that approximately 25% of the net proceeds from the offering is expected to be used for the acquisitions of "RCT/RTE brands." Please clarify if RCT refers to ready-to-cook (RTC) products. Please provide the status of these acquisitions. Refer to Item 3.C.3. of Form 20-F.

18.   We note your disclosure that approximately 15% of the net proceeds from the offering is expected to be used for reorganizing your capital structure and that on page 13 "[c]urrently, DDC Cayman is incorporated in Cayman Islands to be the ultimate parent company of the Group." Please tell us more about this reorganization. Refer to Item 4.A.4. of Form 20-F.

Capitalization, page 75

19.   Please tell us what "Exchange Rate Information" cross-references to.

Dilution, page 77

20.   It appears that the underwriters will be granted an over-allotment option. Please include the shares that may be issued in connection with the over-allotment option in your dilution calculations.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 85

21.   Please identify any trend information that is reasonably likely to have a material effect on your results of operation or financial condition. For example, for the current financial year, discuss any known trends or uncertainties in your product offerings, including the discontinuation of your fresh produce product and experience stores, your terminated and any current VIEs, and planned expansion of offline consumer product sales through your point-of-sales (POS). Please tell us how your two acquisitions discussed on page 100 will impact your cash flows, profitability and liquidity. Refer to Item 5.D. of Form 20-F. Clearly and consistently revise your filing throughout.

Key Factors Affecting Our Results of Operations, page 87

22.   Please explain how the disclosure that your sales and marketing costs will stabilize by 2022 and start to decline is consistent with your statements on page 36 that you expect to continue to make significant future expenditures related to investments in sales and marketing and on page 39 that you expect your marketing expenses relating to online channels will continue to increase.

23. We note that you have experienced supply chain disruptions. Please revise to discuss known trends or uncertainties resulting from mitigation efforts undertaken, including your disclosures that you increased the number of suppliers and distribution partners. Explain whether any mitigation efforts introduce new material risks, including those related to product quality, reliability, or regulatory approval of products.

Bank Loans, page 96

24. Please explain how your discussion of your bank loans complies Item 5.B.2. of Form 20-F or revise. On page 97, please revise to clarify that you have already incurred debt.

Business
Plant-Based Meal Products, page 111

25. Please provide the revenue generated by your plant-based meal products.

Regulations, page 118

26. We note on page ii that the term "PRC" refers to only laws and regulations of mainland China when describing such laws and regulations. Please include in this section a description of the material effects of Hong Kong government regulations on your business. To the extent material, please also describe U.S. laws and regulations given your recent business expansion into the U.S. market. Please revise the filing throughout to address Hong Kong and U.S. law, if material. In addition, please revise the generalized disclosure in this section to describe the applicability to your operations.

Management, page 128

27. Please explain whether Norma Ka Yin Chu's directorship of Voodoo Enterprise Limited, as described on page 135, should be disclosed in this section.

28. Please describe the extent and nature of the role of the board of directors in overseeing cybersecurity risks, including in connection with the company's supply chain/suppliers/service providers.

Compensation of Directors and Executive Officers, page 133

29. Please tell us how your disclosure complies with Item 6.C.2. of Form 20-F or revise.

30. Please tell us how the disclosure that no executive officer has received any cash compensation for services rendered to you is consistent with the "Fees Earned in Cash" column in this table, which discloses that Norma Ka Yin Chu and Katherine Shuk Kwan Lui earned cash in fiscal year 2021. Please revise to address this discrepancy.

Related Party Transactions, page 137

31.   Please update this section to reflect the information as of the date of the document, including by way of example only the amount outstanding on your loans as of the latest practicable date. Refer to Item 7.B. of Form 20-F.

Description of Share Capital and Governing Documents, page 140

32.   Please revise to clarify the treatment and terms of your Class A ordinary shares and Class B ordinary shares in connection with your proposed offering in this section.

33.   Please revise throughout the filing to clarify which specific provisions will apply pursuant to your Second Amended and Restated Memorandum and Articles of Association, which is expected to take effect immediately prior to the effectiveness of your registration statement, as compared to the current description of your Amended and Restated Memorandum and Articles of Association. Please tell us how your disclosure complies with Items 10.B.4., 10.B.5., and 10.B.8. of Form 20-F. Please specifically describe the arrangements for transfer and any restrictions on the free transferability of the shares according to your Second Amended and Restated Memorandum and Articles of Association. Refer to Item 9.A.5.B. and Item 10.B. of Form 20-F.

34.   Please provide a description of your Amended and Restated Shareholders' Agreement dated February 5, 2021.

Recent Sales of Unregistered Securities, page II-1

35.   Please revise to include your issuances of share options pursuant to your existing employee share option plan and your issuances of share options to your collaboration partners as discussed on pages F-42 and F-47.

General

36.   We refer to your news update, dated July 12, 2022, entitled "Update – DayDayCook Alters Strategy to Achieve Nasdaq Listing; Announced New Funding Round ahead of IPO." In your response letter, please provide your analysis as to how this communication is consistent with Rule 135 of the Securities Act. In addition, please ensure that this funding round is disclosed in your updated table on page II-1.

       You may contact Ernest Greene at 202-551-3733 or Kevin Woody at 202-551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Jenny O'Shanick at 202-551-8005 or Erin Purnell at 202-551-3454 with any other questions.

                                          Sincerely,

                                          Division of Corporation Finance
                                          Office of Manufacturing

cc: Lawrence Venick